United States
Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to Commission file number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Western Sierra Bancorp

401 (k) Stock Ownership Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its Principal executive officer:

Western Sierra Bancorp

4080 Plaza Goldorado Circle

Cameron Park, Ca. 95682

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Western Sierra Bancorp
401 (k) Stock Ownership Plan
(Name of Plan)

Date June 28, 2005	/s/ Anthony J. Gould
Anthony J. Gould
EVP/Chief Financial Officer

WESTERN SIERRA BANCORP

401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEARS THEN ENDED

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2004

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

Western Sierra Bancorp

  401(k) Stock Ownership Plan

We were engaged to audit the financial statements and supplemental schedule of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2004 and 2003, as listed in the accompanying table of contents.  These financial statements and supplemental schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Auditing Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Perry-Smith LLP

May 13, 2005

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003

ASSETS

Investments:
Participant directed:
Investments at contract value (Note 3)	$4,978	$—
Investments at fair value (Note 4)	5,924,684	3,955,807
Non-participant directed:
Investments at fair value (Note 4)	1,773,249	1,213,024

Total investments	7,702,911	5,168,831

Receivables:
Employer contributions	499,249	225,480
Participant contributions	910	778

Total receivables	500,159	226,258

Net assets available for benefits	$8,203,070	$5,395,089

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003

ADDITIONS

Investment income (Note 4):
Net appreciation in fair value of participant directed investments	$681,315	$1,047,100
Net appreciation in fair value of non-participant directed investments	299,358	525,135
Interest and dividends	4,136	3,001

Total investment income	984,809	1,575,236

Contributions:
Employer	499,249	225,481
Participant	1,050,807	700,160
Rollover	69,231	26,745

Total contributions	1,619,287	952,386

Total additions	2,604,096	2,527,622

DEDUCTIONS

Benefits paid to participants	236,676	150,545
Administrative expenses	342	171

Total deductions	237,018	150,716

Net increase before transfer	2,367,078	2,376,906

Transfer in from other plans	440,903	—

Net increase after transfer	2,807,981	2,376,906

Net assets available for benefits:
Beginning of year	5,395,089	3,018,183

End of year	$8,203,070	$5,395,089

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF PLAN

The following description of the Western Sierra Bancorp 401(k) Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan’s provisions.

General

The Plan, which became effective January 1, 1990, is a defined contribution plan covering all eligible employees of Western Sierra Bancorp and subsidiaries (the “Company”).  The Board of Trustees of the Plan is responsible for administration and management of the Plan.  All investments in the Plan are participant directed, except for the employer match and any other discretionary contributions which are in the form of Company common stock and are non-participant directed.  Hartford Life Insurance Company serves as Custodian for the Plan.  Polycomp Administrative Services, Inc. serves as third party administrator of the Plan.  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Transfer in from other plans represents amounts resulting from the 2004 merger with Auburn Community Bank.

Eligibility

Under the Plan, all employees of the Company who are 21 years old and complete six months of service and at least 500 hours, are eligible to participate in the Plan on the earlier of January 1, April 1, July 1 or October 1 following their six-month anniversary.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  All discretionary and matching employer contributions vest over a 5 year period at the rate of 20% per year starting at the completion of the second year of continuous service and are 100% vested after completion of six years of service.  In case of retirement, disability or death, the participant becomes 100% vested.

Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations.  The Company can make matching contributions and a discretionary contribution to the Plan, as determined each year by the Company’s Board of Directors.  Participants may also contribute amounts representing distributions from other qualified plans.

During 2004, the Company made a matching and discretionary contribution equal to 70% and 30%, respectively, of the first 4% of base compensation that the participant contributed to the Plan.  During 2003, the Company made a matching contribution equal to 70% of the first 4% of base compensation that the participant contributed to the Plan.  Company contributions are made in Company stock and are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, allocations of forfeitures and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings, as defined.

Employer matching contributions are allocated to participants who are employed on the last day of the Plan year, to the extent approved by the Company’s Board of Directors.

Employer discretionary contributions are allocated to the account of each participant in ratio of the participant’s eligible compensation to the total eligible compensation for all Plan participants.  Compensation for the purposes of the contribution allocation includes employer contributions to the Company’s Employee Stock Ownership Plan.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant’s Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment options, including the vested portion of non-participant directed investments at the beginning of each quarter through the Plan Administrator.

Participant Loans

Participants may borrow up to 50% of their vested accounts in the form of a loan with a minimum amount of $1,000 and maximum amount of $50,000.  Loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.00 percent to 7.25 percent, which are commensurate with local prevailing rates at the time the funds are borrowed.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant shall receive a distribution equal to the value of the participant’s vested interest in his or her account in one of the following forms:  (a) an installment distribution consisting of approximately equal annual or more frequent installments over a designated term, or (b) a cash-out for vested accrued benefits of $5,000 or less.  For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump-sum distribution.  Participants may also receive in-service distributions on account of hardship.  As of December 31, 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Benefits may be distributed in the form of qualifying Company securities or cash.  However, participants have the right to request that their benefits be distributed in the form of qualifying Company securities.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees’ account balances are allocated to remaining participants in the same manner as described above.  Forfeitures totaled $7,271 and $7,450 at December 31, 2004 and 2003, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge.  Broker costs and transfer taxes are paid by the Plan.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including the common stock of the Plan Sponsor and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments

Included in investments at December 31, 2004 and 2003 are shares of the Sponsor’s common stock amounting to $3,379,293 and $2,309,186, respectively.  The Sponsor’s stock represents 44% and 45% of total investments at December 31, 2004 and 2003, respectively.  A significant decline in the market value of the Sponsor’s stock would have a materially adverse effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments in common stock of the Company and pooled separate accounts are stated at fair value except for the guaranteed investment contract which is stated at contract value.  Quoted market prices as of the last business day of the Plan year are used to value the investments.  Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Payment of Benefits

Benefits are recorded when paid.

3.                                      INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Suspense Rider Account provides a guarantee of investment principal and interest and is stated at the contract value.  Contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit of the contract issues or otherwise.  The Fund provides a twelve-month declared rate, with an underlying guaranteed rate until maturity.  The declared interest rate as of December 31, 2004 was 3%.

4.                                      INVESTMENTS

The following table presents the fair value of the participant-directed and self-managed investments, except for the Suspense Rider account which is at contract value of $4,978, in the Plan that represent more than 5% of net assets as of December 31, 2004 and 2003:

	December 31,
	2004	2003
Participant directed:
Western Sierra Bancorp Stock	$1,606,044	$1,096,162
Hartford Capital Appreciation HLS	1,014,567	673,062
Hartford Midcap HLS	744,432	537,250
Other investments	2,564,619	1,649,333

	5,929,662	3,955,807

Non-participant directed:
Western Sierra Bancorp stock	1,773,249	1,213,024

Total investments	$7,702,911	$5,168,831

The employer match portion of the investment in Western Sierra Bancorp stock is a non-participant directed investment.

The Plan had net appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Participant directed:
Pooled separate accounts	$404,985	$572,557
Common stock of Plan Sponsor	276,330	474,543

Net appreciation	681,315	1,047,100

Non-participant directed:
Common stock of Plan Sponsor	299,358	525,135

Net appreciation	$980,673	$1,572,235

5.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 1997 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s management and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Hartford Life Insurance Company.  Hartford Life Insurance Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

SUPPLEMENTAL SCHEDULE

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

EMPLOYER IDENTIFICATION NUMBER:  94-2819391
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Hartford Life Insurance Company

*	Hartford Capital Appreciation HLS	Mutual Fund	**	$1,014,567
*	Hartford Midcap HLS	Mutual Fund	**	744,432
*	Hartford Dividend & Growth HLS	Mutual Fund	**	321,100
*	Hartford Global Leaders HLS	Mutual Fund	**	288,478
*	Hartford Money Market HLS	Mutual Fund	**	272,777
*	Hartford Small Company HLS	Mutual Fund	**	204,327
*	Hartford Index HLS	Mutual Fund	**	194,991
*	Hartford Stock HLS	Mutual Fund	**	191,072
*	Hartford Disciplined Equities HLS	Mutual Fund	**	183,788
*	Hartford Mortgage Securities HLS	Mutual Fund	**	183,237
*	Hartford International Opps HLS	Mutual Fund	**	178,277
*	Hartford Bond HLS	Mutual Fund	**	156,064
*	Hartford Advisers HLS	Mutual Fund	**	145,651
*	Hartford High Yield HLS	Mutual Fund	**	124,365
*	Hartford Global Advisers HLS	Mutual Fund	**	53,308

*	Western Sierra Bancorp Stock	Stock – 88,094 shares	**	3,379,293
*	Suspense Rider Account	Guaranteed Investment Contract	**	4,978

*	Participant Loans	Interest rates ranging from 6.0% to 7.25%	**	62,206

				$7,702,911

*                 Party-in-interest to the Plan.

**          Cost information is unavailable.